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                            August 24, 2022

       Drew Valentine
       Partner
       DLA Piper
       303 Colorado Street
       Suite 3000
       Austin, Texas 78701

                                                        Re: QIWI PLC
                                                            Response Letter
Dated August 22, 2022
                                                            From Dalliance
Services Co. et al.
                                                            File No. 005-87446

       Dear Mr. Valentine:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Response letter dated August 22, 2022 from Dalliance Services Co. et al.

       Bidder Financial Statements, page i

   1. Refer to comment 1 in our last comment letter. We note that the Offeror is not a public reporting company under
Section 13(a) or 15(d) of the 1934 Act nor will it acquire all outstanding securities
of the subject class. We further note that you propose to include only a balance sheet of
the Offeror and that the Offeror is a holding company of Mr.
                                                        Solonin. Please tell us
why a complete set of financial statements of the Offeror,
                                                        including statements of
profit or loss and other comprehensive income, statements of changes in equity,
statements of cash flows, and notes would not be material. Include in your response an
explanation of the    Investment in subsidiary   , the terms of the borrowed
                                                        funds, the history of
the Offeror, and how the difference between the contributed $20 million and the net
assets have been used. Refer to Instructions 1 and 2 to Item 10 of
                                                        Schedule TO.
 Drew Valentine
DLA Piper
August 24, 2022
Page 2
2. Notwithstanding the comment above, please clarify your disclosure that the balance sheet data has been prepared in accordance with IFRS as issued by the IASB to state that, if true, it has been prepared according to the recognition and measurement principles of
         IFRS, as adopted by the IASB.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Michael Killoy at (202) 551-7576 or Christina Chalk at
(202) 551-3263.



FirstName LastNameDrew Valentine                             Sincerely,
Comapany NameDLA Piper
                                                             Division of
Corporation Finance
August 24, 2022 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName